CHINA YOUTV CORP.

FORM 8-K
(Current report filing)

Filed 05/14/09 for the Period Ending 05/13/09

Telephone	861059212300
CIK	0001329136
Symbol	CYTV
SIC Code	1000 - Metal Mining
Industry	Gold & Silver
Sector	Basic Materials
Fiscal Year	06/30

UNITED STATES
SECURITIES AND EXCHANGE COMMISSION
Washington, D.C. 20549

FORM 8-K

CURRENT REPORT

Pursuant to Section 13 or 15(d) of the Securities Exchange Act of 1934

Date of Report (Date of Earliest Event Reported) : May 13, 2009

CHINA YOUTV CORPORATION

(Exact name of registrant as specified in its charter)

Nevada

(State or Other Jurisdiction of Incorporation)

333 - 130767

(Commission File Number)

N/A

(I. R. S. Employer Identification No.)

8th floor, MeiLinDaSha, Ji 2, GongTi Road, East, Beijing, China 10027

(Address of principal executive offices, including zip code.)

(8610) 5921-2300

(Registrant's Telephone Number, Including Area Code)

Check the appropriate box below if the Form 8-K filing is intended to simultaneously satisfy
the filing obligation of the registrant under any of the following provisions:

|_| Written communications pursuant to Rule 425 under the Securities Act (17 CRF 230.425)

|_| Soliciting material pursuant to Rule 14a-12 under the Exchange Act (17 CRF 240.14a-12)

|_| Pre-commencement communications pursuant to Rule 14d-2(b) under the Exchange Act
(17CRF 240.14d-2(b))

|_| Pre-commencement communications pursuant to Rule 13e-4(c) under the Exchange Act
(17CRF 240.13e-4(c))

Item 4.01 Changes in Registrant's Certifying Accountant

On May 13, 2009, the Registrant, with the approval and consent of the Board of Directors, engaged the firm of Moore & Associates, Chartered, PCAOB registered firm, Las Vages, Nevada as its new independent auditors. Prior to the engagement of Moore & Associates, the Registrant did not consult with it on the application of accounting principles to any specific transaction nor the type of audit opinion that might be rendered on the Registrant's financial statements.

The change of independent auditors is due to the recent change of managements of the Registrant. Prior to this engagement, Michael T. Studer, C.P.A., P.C., of Freeport, N.Y. was the Registrant independent auditors and that there were no disagreements and will seek Michael T. Studer for a letter acknowledging its resignation.

<center>**SIGNATURES**</center>

Pursuant to the requirements of the Securities Exchange Act of 1934, the registrant has duly caused this report to be signed on its behalf by the undersigned hereunto duly authorized.

<center>**CHINA YOUTV CORP.**</center>

Date : May 13, 2009   /s/ Michael Lee

                    By :   Michael Lee
                                Secretary